SMARTASS AND SASS LLC
OPERATING AGREEMENT
Drafted October 5, 2016

Members of Smartass and Sass LLC
Both members listed below have invested equally and retain 50% ownership of the business.

Abigail Bartholomew
4921 W Craw St
Lincoln, NE 68524

Kimberley Haru
1135 W Quincy Ave
Englewood, CO 80110

Distributive Shares
Owners shall receive 50% of Smartass and Sass LLC's profits and losses, proportional to their percentage of ownership.

Distributions of Profits and Losses
Monthly assessments will be made to determine frequency and amount of the distribution of profits and and losses for each member.

Voting Rights
Each member has one (1) vote in matters requiring it. If needed, an impartial third party deemed appropriately impartial by each member will serve as a tiebreaker.

Ownership Transitions
In the event that a member needs to transition out of the LLC, the members will collectively determine an appropriate path forward based on the business at that time.

[signature] 10/5/16
Abigail Bartholomew, Member Date

[signature] 10/5/16
Kimberley Haru, Member Date

Change of Ownership Document

As of September 1, 2018 the ownership of Smartass & Sass LLC is now 90 / 10, in which Co-Creator Abigail Bartholomew owns 90% and Co-Creator Kimberley Blankenburg owns 10%.

Both parties have consented to and acknowledge this change.

Abigail Bartholomew, Co-Creator

9/21/18
Date

Kim Blankenburg
Kimberley Blankenburg, Co-Creator

9/21/18
Date

Change of Address and Name Document

As of August 1, 2020 membership addresses and/or legal names have been revised to the following:

Abigail Bartholomew
5901 Skylark LN
Lincoln, NE 68516

Kimberley Blankenburg
13514 US HWY 285
Pine, CO 80470

Abigail Bartholomew, Co-Creator

8/28/2020
Date

Kimberley Blankenburg, Co-Creator

8/28/2020
Date